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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                AMENDMENT NO. 1*
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    ---------
                   PACIFIC RESEARCH & ENGINEERING CORPORATION
                            (Name of Subject Company)

                               ------------------
                            SPACE COAST MERGER CORP.
                          a wholly owned subsidiary of
                               HARRIS CORPORATION
                                    (Bidders)
                                  -------------

                           Common Stock, no par value
             Shareholder Warrants to Purchase Shares of Common Stock Representative Warrants to Purchase Shares of Common Stock and
                              Shareholder Warrants
            The Executive Warrant to Purchase Shares of Common Stock
                        (Title of Classes of Securities)
                               ------------------


Shares of Common Stock:  694932104                  Representative Warrant:  N/A
Shareholder Warrants:  694932112                        Executive Warrant:  N/A

                     (CUSIP Number of Classes of Securities)
                               ------------------

                      Scott T. Mikuen, Assistant Secretary
                               Harris Corporation
                             1025 W. NASA Boulevard
                            Melbourne, Florida 32919
                                 (407) 727-9100
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                                     COPY TO
                            Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                            (312) 853-7000
                            Attention: Jim L. Kaput


                                 August 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

          *Constituting the final amendment to Schedules 14D-1 and 13D
                                    ---------



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      Space Coast Merger Corp., a California corporation (the "Offeror") and a wholly owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), and Harris hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") and statement on Schedule 13D, originally filed on August 9, 1999, with respect to their offer to purchase
(i) all outstanding shares of Common Stock, no par value (the "Shares") of Pacific Research & Engineering Corporation, a California corporation (the "Company"), at a purchase price of $2.35 per Share, (ii) any and all issued and outstanding warrants issued by the Company pursuant to the Warrant Agreement, dated as of May 28, 1996, by and between the Company and Wells Fargo Bank N.A. as Warrant Agent of the Company (the "Shareholder Warrants"), at a purchase price of $0.15 per Shareholder Warrant, (iii) any and all issued and outstanding warrants issued to representatives of Nutmeg Securities, Ltd. pursuant to the Representative's Warrant to Purchase Units of Common Stock and Redeemable Warrants, each dated as of May 31, 1996, by and between the Company and each of John Lane, Daniel Guilfoile, Matthew Rochlin, Gayle Aufderhide, Cathy Mayberry and Stephen Marchese (the "Representative Warrants"), at a purchase price of $0.15 per each Share underlying such Representative Warrant and (iv) the issued and outstanding warrant issued to John W. Barrett pursuant to the Warrant to Purchase Common Stock of the Company, by and between John W. Barrett and the Company (the "Executive Warrant"), at a purchase price of $0.15 per each Share underlying the Executive Warrant, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 1999 and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 filed on August 9, 1999.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     At 12:00 Midnight, New York City time, on September 3, 1999, the Offer expired. On September 7, 1999, the Offeror accepted for payment a total of 2,108,550 Shares, 402,072 Shareholder Warrants, five Representative Warrants and the Executive Warrant validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, including 55,940 Shares, 8,700 Shareholder Warrants, one Representative Warrant and the Executive Warrant tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 2,108,550 Shares accepted for payment by the Offeror represent approximately 91.5 percent of the Shares outstanding on September 3, 1999. The press release issued by Harris on September 7, 1999 relating to the acceptance of such tendered securities is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     A copy of the press release issued by Harris on September 7, 1999 is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press Release issued by Harris on September 7, 1999.







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                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


     Dated: September 7, 1999



                                         HARRIS CORPORATION


                                         By: /s/ Richard L. Ballantyne
                                            ------------------------------------
                                         Name: Richard L. Ballantyne
                                         Title: Vice President - General Counsel
                                         and Corporate Secretary


                                         SPACE COAST MERGER CORP.


                                         By: /s/ Richard L. Ballantyne
                                            ------------------------------------
                                         Name: Richard L. Ballantyne
                                         Title: Vice President and Secretary


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                                  EXHIBIT INDEX

Exhibit No.             Exhibit
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(a)(10)                 Press release issued by Harris on September 7, 1999.